SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

HARRODSBURG FIRST FINANCIAL BANCORP, INC.

(Name of Subject Company)

HARRODSBURG FIRST FINANCIAL BANCORP, INC.

(Name of Filing Persons—Offeror)

COMMON STOCK, PAR VALUE $.10 PER SHARE

(Title of Class of Securities)

415781103

(CUSIP Number of Class of Securities)

Mr. Arthur L. Freeman

Chairman and Chief Executive Officer

104 South Chiles Street

Harrodsburg, Kentucky 40330-1620

(859) 734-5452

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications on Behalf of Bidder)

Copies to:

Felicia C. Battista, Esq.

Patton Boggs LLP

2550 M Street, N.W.

Washington, D.C. 20037

(202) 457—6000

CALCULATION OF FILING FEE

TRANSACTION	AMOUNT OF
VALUATION*: $4,950,000	FILING FEE: $400.46

*	Estimated for purposes of calculating the filing fee only, in accordance with Rule 0-11 of the Securities Exchange Act of 1934. This calculation assumes the purchase of 300,000 shares of Common Stock, par value $.10 per share, at the maximum tender offer price of $16.50 per share in cash.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid:                 .    Filing Party:                 .

Form or Registration No.:                 .    Date Filed:                 .

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1. [X] issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3. [ ] amendment to Schedule 13D under Rule 13d-2.

Check	the following box if the filing is a final amendment reporting the results of the tender offer: ☐.

This Tender Offer Statement on Schedule TO relates to an issuer tender offer by Harrodsburg First Financial Bancorp, Inc., a Delaware corporation, to purchase up to 300,000 shares of its common stock, par value $0.10 per share. The Company is offering to purchase these shares at a price not greater than $16.50 nor less than $15.00 per share, net to the seller in cash, without interest, as specified by shareholders tendering their shares. The Company’s tender offer is made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 28, 2003 and the related Letter of Transmittal, which, as amended or supplemented from time to time, together constitute the tender offer.

ITEM 1. SUMMARY TERM SHEET.

The information set forth in the Offer to Purchase under the section captioned “Summary” is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

(a)	The issuer of the securities to which this Schedule TO relates is Harrodsburg First Financial Bancorp, Inc., a Delaware corporation (the “Company”), and the address of its principal executive office and its mailing address is 104 South Chiles Street, Harrodsburg, Kentucky 40330-1620.

(b)	This Schedule TO relates to the offer by the Company to purchase up to 300,000 shares (or such lesser number of shares as are properly tendered) of its common stock, par value $0.10 per share (the “Shares”), 1,334,039 of which Shares were outstanding as of May 28, 2003.

(c)	The information set forth in “Summary” and Section 9. Price Range of Shares; Dividends,” “Other Agreements” of the Offer to Purchase is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

(a)	The Filing Person for which this Schedule TO relates is the subject Company. For information regarding the subject Company, see Item 2(a) above.

(b)	The business address of each of the Company’s directors and executive officers is 104 South Chiles Street, Harrodsburg, Kentucky 40330-1620. The names and titles are set forth below:

Arthur L. Freeman, Chairman of the Board and Chief Executive Officer

Jack D. Hood, Director, Treasurer and Secretary

W. Dudley Shryock, Director

Jack L. Coleman, Jr., Director

Thomas Les Letton, Director

Wickcliffe T. Asbury, Sr., Director

James D. Dunn, Director

ITEM 4. TERMS OF THE TRANSACTION.

(a)	The information set forth in “Summary” and “Section 1.—Number of Shares; Price; Priority of Purchase.” “Section 4.—Procedures for Tendering Shares,” “Section 5.—Withdrawal Rights,” “Section 10.—Source and Amount of Funds,” “Section 12.—Information About Our Shares; Interest of Directors and Executive Officers; Transactions and Arrangements Concerning Shares” and “Section 13.—Effects of Our Offer on the Market for Shares; Registration under the Exchange Act” of the Offer to Purchase is incorporated herein by reference.

(b)	The Company’s directors, executive officers, and affiliates are entitled to participate in the offer on the same basis as all other shareholders. Directors Coleman and Hood plan to tender approximately 2,500 and 3,800 shares, respectively. Additionally, participants of First Financial Bank’s (the “Bank”) profit sharing plan and employee stock ownership plan (the “Plans”) are also entitled to participate in the offer on the same basis as all other shareholders. The Company is not aware of whether any participants in the Plans will tender any of their allocated shares in the Plans for purchase by the Company. The information set forth in “Section 4.—Procedures for Tendering Shares” and “Section 12. Information About Our Shares; Interest of Directors and Executive Officers; Transactions and Arrangements Concerning Shares” of the Offer to Purchase is incorporated herein by reference.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(a)	The information set forth in “Section 9.—Price Range of Shares; Dividends, Other Agreement” of the Offer to Purchase is incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a)–(c)	The information set forth in “Section 2.—“Purpose of and Reasons for the Offer.” And “Section 12. Information About Our Shares; Interest of Directors and Executive Officers; Transactions and Arrangements Concerning Shares” of the Offer to Purchase is incorporated herein by reference.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a)	The information set forth in “Section 10.—Source and Amount of Funds” of the Offer to Purchase is incorporated herein by reference.

(b)	The information set forth in “Section 8.—Conditions of Our Offer” and “Section 10.—Source and Amount of Funds” of the Offer to Purchase is incorporated herein by reference.

(c)	The information set forth in “Section 10.—Source and Amount of Funds” of the Offer to Purchase is incorporated herein by reference.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a)–(b)	The information set forth in “Section 12.—Information about our Shares; Interest of Directors and Executive Officers; Transactions and Arrangements Concerning Shares” of the Offer to Purchase is incorporated herein by reference.

ITEM 9. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

(a)	The information set forth in “Section 17.—Fees and Expenses” of the Offer to Purchase is incorporated herein by reference.

ITEM 10. FINANCIAL STATEMENTS.

(a)–(c)	Not applicable.

ITEM 11. ADDITIONAL INFORMATION.

(a)–(c)	Not applicable.

ITEM 12. EXHIBITS.

(a	)(1)	Form of Offer to Purchase, dated May 28, 2003.

(a	)(2)	Form of Letter of Transmittal (including Certification of Taxpayer Identification Number on Form W-9).

(a	)(3)	Notice of Guaranteed Delivery.

(a	)(4)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a	)(5)	Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees to their Clients.

(a	)(6)	Form of Letter to Employee Stock Ownership Plan Participants.

(a	)(7)	Form of Letter to Profit Sharing Plan Participants.

(a	)(8)	Form of Letter to Shareholders of Company, dated May 28, 2003, from Arthur L. Freeman, Chairman and Chief Executive Officer of the Company.

(a	)(9)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a	)(10)	Press Release issued by the Company, dated May 28, 2003.

(b	)	Not applicable.

(d	)	Not applicable.

(g	)	Not applicable.

(h	)	Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 28, 2003

HARRODSBURG FIRST FINANCIAL BANCORP, INC.

By: /s/ ARTHUR L. FREEMAN
Arthur L. Freeman
Chairman and Chief Executive Officer